SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          YES! ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   985834100
                            -------------------------
                                (CUSIP Number)
                              Copy to:
Applewood Associates, L.P.                Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                January 4, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ________.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              525,488 shares                                3.7%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               0 shares                                        0%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                525,488 shares                                3.7%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          0 shares                                        0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     525,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Barry Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                  United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               1,540,352 shares                             10.7%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          1,540,352 shares                             10.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,561,489 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        10.9%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Barry Fingerhut
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               1,308,820 shares                              9.1%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          1,308,820 shares                              9.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,329,957 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         9.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                      Irwin Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                  United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               1,308,820 shares                              9.1%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          1,308,820 shares                              9.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,329,957 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         9.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Woodland Partners
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               252,669 shares                                1.8%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          252,669 shares                                1.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                  Woodland Venture Fund
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a) / /

                                                                        (b) / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                           New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              115,766 shares                                0.8%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               136,903 shares                                1.0%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                115,766 shares                                0.8%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          136,903 shares                                1.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Seneca Ventures
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                           New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              115,766 shares                                0.8%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               136,903 shares                                1.0%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                115,766 shares                                0.8%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          136,903 shares                                1.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                   Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               252,669 shares                                1.8%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          252,669 shares                                1.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                       Seth Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               525,488 shares                                3.7%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                 0 shares                                       0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          525,488 shares                                3.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     525,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Jonathan Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               525,488 shares                                3.7%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          525,488 shares                                3.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     525,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        3.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Woodland Services Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               252,669 shares                                1.8%
     Each      ----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          252,669 shares                                1.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                   The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               252,669 shares                                1.8%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          252,669 shares                                1.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     252,669 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         1.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement, dated November 15, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated June 8, 1995, regarding the reporting persons ownership of certain securities of YES! Entertainment Corporation (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 14,013,670 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 15, 1996:

                                         Shares of         Percentage of Shares
                                       Common Stock           of Common Stock
Name                                Beneficially Owned1     Beneficially Owned1
----                                -------------------     -------------------
Applewood Associates, L.P.               525,488                     3.7%
Barry Rubenstein                       1,561,489(2,3,4)             10.9%
Barry Fingerhut                        1,329,957(2,3,5)              9.3%

----------
1 Includes shares of Common Stock issuable upon the exercise of the Private Placement Warrants.

2 The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

3 Includes 350,314 shares of Common Stock and 180,807 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by 21st Century, 47,161 shares of Common Stock owned by Foreign, 24,341 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Foreign, 119,191 shares of Common Stock owned by T-E, and 61,518 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by T-E. Includes 475,857 shares of Common Stock and 49,631 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Applewood.

4 Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Rubenstein. Includes 105,809 shares and 105,809 shares of Common Stock and 9,957 shares and 9,957 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by the Fund and Seneca, respectively.

5 Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.

                                        Shares of          Percentage of Shares
                                       Common Stock           of Common Stock
Name                                Beneficially Owned1     Beneficially Owned1
----                                -------------------     -------------------
Irwin Lieber                          1,329,957(2,3,6)               9.3%
Woodland Partners                       252,669(7)                   1.8%
Woodland Venture Fund                   252,669(7)                   1.8%
Seneca Ventures                         252,669(7)                   1.8%
Woodland Services Corp.                 252,669(7)                   1.8%
The Marilyn and
   Barry Rubenstein Family
   Foundation                           252,669(7)                   1.8%
Seth Lieber                             525,488(7)                   3.7%
Jonathan Lieber                         525,488(7)                   3.7%


          (b) Applewood has sole power to vote and to dispose of 525,488 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 3.7% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia, a general partner of Applewood, of Seneca, and the Fund, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,540,352 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 10.7% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,308,820 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 9.1% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,308,820 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 9.1% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 18,380 shares of Common Stock and

----------
6 Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.

7 The reporting person disclaims beneficial ownership of these securities, except to the extent of his, hers or its equity interest therein.

2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

     The Fund has sole power to vote and to dispose of 115,766 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.8% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 136,903 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1% of the outstanding Common Stock.

     Seneca has sole power to vote and to dispose of 115,766 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.8% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 136,903 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1% of the outstanding Common Stock.

     By virtue of being a general partner of Seneca and the Fund, Services may be deemed to have shared power to vote and to dispose of 252,669 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.8% of the outstanding Common Stock.

     By virtue of being the wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 252,669 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.8% of the outstanding Common Stock.

     The Foundation may be deemed to have shared power to vote and to dispose of 252,669 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants).

     By virtue of being an officer of Applewood Capital Corp., Seth Lieber may be deemed to have shared power to vote and to dispose of 525,488 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 3.7% of the outstanding Common Stock.

     By virtue of being an officer of Applewood Capital Corp., Jonathan Lieber may be deemed to have shared power to vote and to dispose of 525,488 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 3.7% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from December 13, 1995 to November 15, 1996, inclusive:

                                                Number of
                              Purchase    Warrants (W) or Bridge    Purchase
                                 or            Warrants (BW)          or
Name of Shareholder           Sale Date     Purchased or (Sold)   Sales Price
-------------------           ---------     -------------------   -----------

Applewood Associates, L.P.      1/9/96          (70,000 W)         $  2.3125

Seneca Ventures                 1/4/96          (25,000 W)         $ 2.34375

Woodland Venture Fund           1/4/96          (25,000 W)         $ 2.34375

The Marilyn and
  Barry Rubenstein            12/13/95          (37,500 BW)           $ 2.44
  Family Foundation

Woodland Partners               1/5/96          (112,500 BW)       $ 2.15625

     The reporting persons made their sales of securities in the over-the-counter market. The Foundation and Woodland Partners obtained the consent of GKN for their respective sales of Bridge Warrants.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) On January 5, 1996, Woodland Partners, the Fund, Seneca, Marilyn Rubenstein, Services and the Foundation ceased to be the beneficial owners of more than five percent (5%) of the Common Stock. As of April 1, 1996, Applewood Associates, L.P., Seth Lieber and Jonathan Lieber ceased to be the beneficial owners of more than five percent (5%) of the Common Stock, due to the increase in the number of issued and outstanding shares of Common Stock of the Issuer.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:  November 22, 1996

                              APPLEWOOD ASSOCIATES, L.P.

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, A General Partner

                              WOODLAND PARTNERS

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, A General Partner

                              SENECA VENTURES

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, A General Partner

                              WOODLAND VENTURE FUND

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, A General Partner

                              WOODLAND SERVICES CORP.

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, President

                              THE MARILYN AND BARRY RUBENSTEIN FAMILY
                                 FOUNDATION

                              By:  S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, Trustee

                                   S/Barry Rubenstein
                                 ----------------------------------------------
                                   Barry Rubenstein, Individually

                                   S/Irwin Lieber
                                 ----------------------------------------------
                                   Irwin Lieber, Individually

                                   S/Barry Fingerhut
                                 ----------------------------------------------
                                   Barry Fingerhut, Individually

                                   S/Marilyn Rubenstein
                                 ----------------------------------------------
                                   Marilyn Rubenstein, Individually

                                   S/Seth Lieber
                                 ----------------------------------------------
                                   Seth Lieber, Individually

                                   S/Jonathan Lieber
                                 ----------------------------------------------
                                   Jonathan Lieber, Individually

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).